

Mail Stop 3010

April 24, 2009

Terry G. Roussel
President
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, CA 92614

> **Re:** **Cornerstone Core Properties REIT, Inc.**
> **Post Effective Amendment to Form S-11**
> **Filed April 14, 2009**
> **File No. 333-121238**

Dear Mr. Roussel:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplement No. 11 dated April 14, 2009

Offering Information, page 2

Management Compensation, page 2

1. We note your disclosure regarding management compensation contained both in
    Supplement No. 11 and in the prospectus dated August 11, 2008. Please
    additionally disclose the amount of accrued but unpaid advisor fees.

Distributions, page 7

2. We note your disclosure regarding distributions and that some or all of your
    distributions have been paid from sources other than operating cash flow. Please
    disclose the source of your paid distributions, specifying the amount paid from
    offering proceeds, the amount paid from cash flow from operations and the
    amount paid from other sources. Describe any such other sources. Additionally,
    the table discloses distributions that were declared during 2008. Please disclose
    the distributions that were actually paid during 2008.

Incorporation by Reference of Certain Documents, page 24

3. You incorporate by reference the annual report of Form 10-K for the fiscal year
    ended December 31, 2008. The Form 10-K includes the certifications required by
    Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and
    Chief Financial Officer. We note, however, that you have replaced the word
    "report" with "annual report" in certain places in paragraphs 2, 3 and 4 of the
    certifications. Additionally, the certifications omit language "(the registrant's
    fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In future
    filings, please revise the certifications accordingly.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
Damon M. McLean, Esq.